December 11, 2008
VIA EDGAR
H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Alon USA Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 7, 2008
File No. 1-32567
Dear Mr. Schwall:
          On behalf of Alon USA Energy, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated November 26, 2008 (the “Comment Letter”) to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 and the Form 10-Q for the Quarterly Period Ended September 30, 2008, we are providing the Staff with our written responses as requested therein.
          For convenience, each of your comments is repeated and set forth in bold before the responses.
Form 10-K for the Fiscal Year Ended December 31, 2007
General
1.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.
     Response: The Company confirms that it will provide disclosure in future filings as is necessary to comply with the Staff’s comments contained in the Comment Letter and are providing in this response examples of such disclosures.

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

Business
Refining and Marketing
West Coast Refineries and Terminals, page 7
2.	We note you refer to your Paramount and Long Beach refineries as “hydroskimming” and “topping” refineries respectively. Where you use, or refer to industry specific terms, please define such terms.
Response: In response to the Staff’s comment, we propose in future filings in which it is applicable to define industry-specific terms. As an example, provided below are the Company’s definitions of “topping,” “hydroskimming” and “cracking” refineries.
In industry terms, the Long Beach refinery is characterized as a “topping refinery” which generally refers to a low complexity refinery configuration consisting primarily of a distillation unit. Distillation is the first step in the refining process — separating crude oil into its constituent petroleum products. The Long Beach refinery utilizes vacuum distillation to produce vacuum gas oil and asphalt.
In industry terms, the Paramount refinery is characterized as a “hydroskimming refinery” which is a more complex refinery configuration than a topping refinery, adding naphtha reforming, hydrotreating and other chemical treating processes to the distillation process. In addition to producing vacuum gas oil and asphalt, our Paramount refinery utilizes naphtha reforming and hydrotreating to produce gasoline and distillate products from the light oil streams resulting from the distillation process.
In industry terms, our Big Spring refinery is characterized as a “cracking refinery” which generally refers to a refinery utilizing vacuum distillation and catalytic cracking processes in addition to basic distillation, naphtha reforming and hydtrotreating processes, to produce higher light product yields through the conversion of heavier fuel oils into gasoline, light distillates and intermediate products.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 50
3.	In several locations, you attribute changes primarily “to the acquisition of the California refineries and higher refined product prices.” To the extent practicable, quantify the effect of each of these factors separately.
Response: The Company respectfully declines to add quantitative disclosure of a specific dollar amount for each factor contributing to period-to-period changes within each line

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

item discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”). It would be difficult and impracticable for the Company to consistently and accurately quantify and substantiate specific dollar amounts for each item cited as a primary factor for period-to-period changes due to the potential number and variety of such factors and the complexity of calculating the relevant positive or negative variables that may affect each such factor.
However, the Company believes it has provided operating data in MD&A which serves to quantify the components underlying the factors cited for period-to-period changes. For example, in the segment data tables preceding the period-to-period comparisons, average pricing statistics are provided for refined products for the years ended December 31, 2007 and 2006 by regions where the Company’s refineries operate which quantify the increase in such prices in 2007 versus 2006. In addition, throughput and production volumes are provided by period and by refinery quantifying the additional volumes provided by the California refineries over the volumes provided by the Big Spring refinery which contributed to increased sales (production volumes) and costs of sales (throughput volumes). Additional statistics in these tables quantify the changes on which factors cited in other items discussed in MD&A are based.
In response to the Staff’s comment, the Company proposes to repeat the applicable statistics in the narrative description for the period-to-period comparisons to provide quantitative support for the factors cited in explaining period-to-period changes. As an example, the disclosure set forth in “Net Sales” for the Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 (page 50) referenced in the Comment Letter would be revised as follows (changes blacklined):
“Net Sales
     Consolidated. Net sales for 2007 were $4,542.2 million compared to $3,093.9 million for 2006, an increase of $1,448.3 million or 46.8%. This increase was primarily due to the acquisition of the California refineries and higher refined product prices.
     Refining and Marketing Segment. Net sales for our refining and marketing segment were $4,128.2 million for 2007, compared to $2,745.0 million for 2006, an increase of $1,383.2 million or 50.4%. The increase in net sales was primarily due to ~~the acquisition of the California refineries~~ higher refinery production resulting from including a full year of production at the California refineries in 2007 compared to five months of production from the Paramount refinery and four months of production at the Long Beach refinery in 2006 and to significantly higher refined product prices. Refinery production averaged 67,601 bpd at the Big Spring refinery and 60,341 bpd at the California refineries during 2007 compared to 64,561 bpd at the Big Spring refinery in 2006 and 58,540 bpd at the California refineries commencing August 1, 2006, an increase in total refinery production from 2006 to 2007 of 43.6%. The increase in refined product

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

prices that ~~we~~ our Big Spring refinery experienced was similar to the price increases experienced in the Gulf Coast markets and the increase in refined product prices that our California refineries experienced was similar to the price increases experienced in the West Coast markets. The average price of Gulf Coast gasoline in 2007 increased 22 cpg, or 11.8%, to 204.5 cpg, compared to 182.9 cpg in 2006. The average Gulf Coast diesel price in 2007 increased 19.6 cpg, or 10.0%, to 214.7 cpg compared to 195.1 cpg in 2006. The average price of West Coast LA Carbob gasoline in 2007 increased 24.6 cpg, or 11.2%, to 244.2 cpg, compared to 219.6 cpg in 2006. The average West Coast LA diesel price in 2007 increased 17.7 cpg, or 8.6%, to 223.7 cpg compared to 206.0 cpg in 2006.
     Asphalt Segment. Net sales for our asphalt segment were $642.9 million for 2007, compared to $389.6 million for 2006, an increase of $253.3 million or 65.0%. This increase was due primarily to higher sales volume in 2007 resulting from the inclusion of a full year of sales volumes from the terminals acquired in the Paramount and Edgington transactions compared to 2006 which included five months of sales volumes from the Paramount terminals and four months of sales volume from the Edgington terminal ~~the acquisition of Paramount Petroleum Corporation’s seven asphalt terminals effective July 31, 2006 and the acquisition of Edgington Oil Company effeetive September 28, 2006.~~ Asphalt sales volume in 2007 increased by 774,000 tons, or 67.1%, to 1.93 million tons compared to 1.15 million tons in 2006. The average ~~selling~~ asphalt sales price was $333.65 per ton in 2007 compared to $337.93 per ton in 2006.
     Retail Segment. Net sales for our retail segment were $481.8 million for 2007, compared to $351.5 million for 2006, an increase of $130.3 million or 37.1%. This increase was primarily due to the ~~acquisition~~ inclusion in 2007 of six months of sales from ~~of~~ the 102 stores acquired from Skinny’s on June 29, 2007. Following this acquisition, our retail segment operated 307 stores at December 31, 2007 compared to 206 stores at the end of 2006. In addition, fuel sales price increased 10.6%, or 27 cpg to $2.82 in 2007 compared to $2.55 in 2006.”
Definitive Proxy filed April 2, 2008
Compensation Discussion and Analysis, page 7
4.	Please reconcile your statement that the final determination of a compensation package is made solely by the Compensation Committee, with your other statements on pages 10 and 22 that the compensation of your executive officers is determined by Messrs. Wiessman and Morris, and the compensation of your CEO is determined by Mr. Wiessman in consultation with the Board. Please clarify the compensation committee’s role and authority with respect to final compensation determinations. See Item 407(e)(3) of Regulation S-K.
     Response: Our Compensation Committee is comprised of two persons, David Wiessman and Jeff Morris. The Compensation Committee has full authority for the final

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

determination of compensation packages for executive officers of the Company, other than the compensation packages for the members of the Compensation Committee. The compensation package for Mr. Morris is determined by Mr. Wiessman, in consultation with the Board of Directors excluding Mr. Morris. The compensation package for Mr. Wiessman is established by the Board of Directors, excluding Mr. Wiessman.
     In response to the Staff’s comment, we propose to expand the disclosure on page 7 referenced in the Comment Letter as follows:
     “Alon’s management provides compensation recommendations to the Compensation Committee; however, the final determination of a compensation package is made solely by the Compensation Committee, except with respect to the compensation packages of Messrs. Wiessman and Morris, whom are the Compensation Committee members. The compensation package for Mr. Morris is determined by Mr. Wiessman in consultation with the Board of Directors, excluding Mr. Morris. The compensation package for Mr. Wiessman is determined by the Board of Directors excluding Mr. Wiessman. Alon does not currently engage any consultants relating to executive and/or director compensation practices. The Compensation Committee may consider the compensation practices of other companies when making a determination; however, Alon does not benchmark its compensation packages to any particular company or group of companies.”
5.	Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2007. For example, you provide little, if any, of your specific company and/or individual goals and objectives that otherwise would not apply to any company. Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee or chairman of the board considered in determining specific payout levels for 2007. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee, chief executive officer, or executive chairman of the board considered in making specific compensation awards. See Item 402(b)(1) of Regulation S-K.
     Response: In response to the Staff’s comment, we propose in future filings in which it is applicable, to provide the following additional disclosures:
     “Each executive officer, other than Mr. Morris is eligible to participate with the Company’s other employees, in an annual program for merit increases to the executive’s base salary. Pursuant to this program, each officer’s performance is evaluated annually utilizing a number of factors divided into three categories: (i) individual performance objectives and results, (ii) competencies in core skills and knowledge, and (iii)

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

professional development. Each of the executive officers reviews his evaluation with Mr. Morris and individualized performance objectives for the following year are established. Based on the results of these evaluations, each executive officer receives an overall score that is considered when determining any increase in base compensation. The precise amount of any increase in base compensation varies based on the executive’s current level of compensation when compared to others in the Company at the same pay grade and the results of the annual evaluation.
     The Compensation Committee believes that the award of equity-based compensation pursuant to the Company’s 2005 Incentive Compensation Plan aligns executive and stockholder long-term interests by creating a strong and direct link between executive compensation and stockholder return. The Compensation Committee also utilizes equity-based compensation with multi-year vesting periods for purposes of executive officer retention. The specific amount of equity-based grants is determined by the Compensation Committee primarily by reference to an employee’s level of authority within the Company. Typically, all executive officers of the same level receive awards that are comparable in amount. To date, neither Mr. Morris nor Mr. Concienne has participated in grants under the 2005 Incentive Compensation Plan.
     In addition to cash bonuses paid under the Bonus Plans, the Compensation Committee occasionally awards cash bonuses from time to time to recognize exemplary results achieved by employees and named executive officers. The amount of any such cash bonus is determined based on the recipient’s pay grade, contribution to the project or result and the benefit to the Company from the recipient’s efforts.”
Compensation Program Elements, page 7
6.	We note that under the prior Annual Incentive Cash Bonus Plan, you based a portion of the bonus payment on meeting or exceeding safety or environmental objectives with fines for environmental or safety violations being deducted from the bonus pool. Please provide disclosure as to whether the current Bonus Plans also deduct fines for environmental or safety violations from the bonus pool. In that regard, address any other material differences between the two plans or indicate that they are similar in all material ways.
     Response: In response to the Staff’s comment, we propose in future filings in which it is applicable, to provide the following disclosure regarding the Bonus Plans:
“On May 9, 2007, Alon’s Board approved two annual bonus plans pursuant to Alon’s 2005 Incentive Compensation Plan (collectively, the “Bonus Plans”), which replace the Annual Incentive Cash Bonus Plan and the Annual 10% Bonus Plan (described below for comparative purposes). Annual cash bonuses under the Bonus Plans are anticipated to be

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

distributed to eligible employees in the first quarter of each year based on the previous year’s performance, commencing in the first quarter of 2008 based on performance during Alon’s 2007 fiscal year. Each of the two Bonus Plans contains the same plan elements, which are described below. Alon’s refining and marketing employees (which group includes Alon’s named executive officers) are eligible to participate in one plan based primarily on the performance of Alon’s Big Spring refinery and the employees of Alon’s Paramount Petroleum Corporation subsidiary are eligible to participate in the second plan based primarily on the performance of Alon’s California refineries. Under each of the newly-approved Bonus Plans, bonus payments are based 37.5% on meeting or exceeding target reliability measures, 37.5% on meeting or exceeding target free cash flow measures and 25% on meeting or exceeding target safety and environmental objectives. The bonus pool available under each Bonus Plan will be equal to 20% of the aggregate direct salary expenses of the employees eligible to participate in such plan for the applicable year. The bonus pool is not reduced by amounts paid in respect of fines for environmental or safety violations as was the case under the Annual Incentive Cash Bonus Plan, however, failure to attain environmental and safety goals will reduce the amount of bonus payable. The bonus potential for Alon’s named executive officers ranges from 65% to 100% of the respective executive officer’s base salary, as established in each executive officer’s employment agreement.”
Form 10-Q for the Quarterly Period Ended September 30, 2008
Consolidated Statements of Operations, page 2
7.	Please expand your disclosure to present diluted earnings per share on the face of your statement of operations in accordance with paragraph 36 of SFAS 128 or tell us why you believe such disclosure is not necessary.
     Response: In response to the Staff’s comment, we propose in future filings to present diluted earnings per share on the face of our statement of operations.
Notes to Consolidated Financial Statements
Note 16 Commitments and Contingencies
(b) Contingencies, page 21
8.	We note your disclosure of the SemMaterials bankruptcy, and that you believe the remainder of your claim is unsecured, and therefore have reserved $10 million of the outstanding balance in net costs associated with fire. Please clarify for us why you have presented this allowance for doubtful account within the net costs associated with fire.

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

     Response: As a result of the fire at the Big Spring, Texas refinery in February 2008, the Company was unable to operate as normal. Due to the unavailability of the refinery’s fluid catalytic cracking unit (“FCCU”) and propylene deasphalting unit (“PDA”), it produced large quantities of intermediate refined products such as vacuum gas oil (VGO) and vacuum tower bottoms (VTB) which are typically not produced at this refinery. In order to sell such large quantities of VGO and VTB, the Company entered into a short-term agreement with SemMaterials to place these products until such time as the FCCU and PDA were repaired and returned to operating service. If the fire had not occurred, the Company’s FCCU and PDA would have converted the VGO and VTB into higher-value products such as gasoline and distillates and would not have been required to enter into the agreement with SemMaterials. As a result, the Company has included the $10 million reserve in net cost associated with fire.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Data, page 30
9.	We note your disclosure within footnote eight to your table, in which you explain that you have not presented Adjusted EBITDA for the three and nine months ended September 30, 2008 because management does not believe the presentation for these periods would be meaningful or useful to investors.
•	Please explain why you have presented a non-GAAP measure that you believe is meaningful to evaluate your operating performance in certain circumstances but not meaningful in others.

•	Please provide us with additional information that addresses the usefulness and reliability of the measure with respect to:
o	its ability to depict the impact of unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and,

o	its ability to provide information with respect to the trends reported in your results of operations.
Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.
     Response: The Company has historically presented Adjusted EBITDA in its public filings because management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry; primarily as a tool with which to evaluate and compare the Company’s operating performance to others in its

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

industry. As a result of the fire at our Big Spring, Texas refinery in February 2008, a significant portion of our operations were suspended for an extended period of time. Due to this significant disruption of operations, the Company believes that presentation of Adjusted EBITDA as a measure of operating performance would not have been meaningful to investors. Net income for the three and nine months ended September 30, 2008 included $133.0 million and $233.0 million, respectively, of income related to insurance recoveries. This type of income is atypical and did not result from our normal operations. Management believes that including the effects of income related to insurance recoveries in Adjusted EBITDA would not have accurately reflected the Company’s results during a period in which operations were severely limited.
     Management believes that Adjusted EBITDA remains a valuable tool in the evaluation of the Company’s operating performance relative to other companies in the industries, subject to only the most extreme circumstances, such as the February 2008 fire, which suspended operations at the Company’s primary operating asset for an extended period of time. The Company has not, nor does it intend to, revise or suspend the presentation of Adjusted EBITDA for disruptive events such as mechanical failure or natural events such as hurricanes or with respect to other unusual or infrequent events or trends that affect its results of operations. For example, in the last six months of 2007, crude oil prices dramatically and unexpectedly increased to historic highs. This rapid increase in crude oil prices disproportionately affected the Company relative to others in its industry due to asphalt representing a larger portion of the Company’s production, the market prices for which did not rise sufficiently to offset the increased crude oil costs. The disproportionate effect of this unusual and significant economic change on the Company’s operating results were reflected in the Company’s Adjusted EBITDA.

U.S. Securities & Exchange Commission
Division of Corporate Finance
December 11, 2008

     As requested in the Comment Letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Staff’s attention to our responses is greatly appreciated. If you have any questions regarding our responses contained in this letter, please do not hesitate to contact me at (972) 367-3669.

Sincerely,
/s/ Shai Even

Shai Even Senior Vice President and Chief Financial Officer

cc:	Mark Wojciechowski
Jennifer Goeken
U.S. Securities and Exchange Commission

Jeff D. Morris
Harlin R. Dean
Alon USA Energy, Inc.